November 26, 2004

VIA EDGAR

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

      Re:   Oppenheimer Capital Preservation Fund
            Reg. No. 33-56221; File No. 811-8799
            EDGAR Filing of Registration Statement

To the Securities and Exchange Commission:

      An electronic  ("EDGAR")  filing is hereby made under the  Securities Act of 1933 (the
"1933  Act")  and  the  Investment  Company  Act of 1940  (the  "1940  Act")  on  behalf  of
Oppenheimer  Capital  Preservation Fund (the "Fund").  This filing is being made to withdraw the N-14 filing made on October 28, 2004 (Accession Number 0000728889-04-000909).

      If there are any questions, please contact the undersigned.

Sincerely,

/s/ Kathleen Ives
------------------------
Kathleen Ives
Vice President & Senior Counsel
(303) 768-3331
Fax: (303) 768-3019

cc: Vincent DiStefano, Securities & Exchange Commission

wd cover letter.doc